SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 28th August, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Twin Mining Corporation

                                      (Registrant)

Date August 28, 2003                                                 s.   Hermann Derbuch

Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s Jackson Inlet new kimberlite finds enhance diamond discovery potential

Toronto, Ontario (August 26, 2003), Twin Mining Corporation (TWG-TSX) is pleased to report a significant discovery of kimberlite fragments along a NE-SW corridor that connects Freightrain with Cargo1. The fragments, which are interpreted to originate from kimberlite bodies beneath and brought to surface by frost boil action, are distributed across up to 50 meters width within this corridor. They were surveyed and sampled over a distance of 1.7-km, 1 km SW from Cargo1 towards Freightrain and 0.7 km to the NE beyond Cargo1. The fragments show no evidence of transport.

The samples are being analyzed at Lakefield Research Limited for diamonds, kimberlite indicator minerals and their petrographic character. Results from this analysis are expected shortly and will be reported as soon as they become available. These results are highly significant as they demonstrate the potential for further occurrences of diamondiferous kimberlite for this new kimberlite province, which has already produced more than 50 carats of high quality diamonds from the Freightrain pipe.

Following the recent site visit to Jackson Inlet, Dallas Davis, P.Eng., Twin Mining’s Consultant – Diamond Mining, stated that: “The new discovery confirms the validity of Twin Mining's structural model for locating additional kimberlite pipes. It had been noted that Freightrain is at the intersection of prominent geological and magnetic features. A magnetic high, representing Precambrian diabase dykes, crosses the peninsula from southeast to northwest. A corridor, representing a fault zone, crosses the peninsula from southwest to southeast. This latter feature is interpreted as one of the more prominent northeast-trending geological faults that border a graben between the Brodeur Peninsula and Somerset Island to the west of it.”

“Although the Cargo 1 pipe proved to be in a similar structural setting as Freightrain, it is the latest discovery of kimberlite fragments which definitively establishes the importance of the northeast-southwest faults as channel ways for kimberlite magma to come to surface. With the model now confirmed, the potential is considerably enhanced for future discoveries, not only on the southwest-northeast trend, which contains the Freightrain and Cargo1 discoveries, but also along several parallel corridors within Twin Mining’s claim blocks”.

Mr. Dallas W. Davis, P.Eng., of Dalmin Corporation, is Twin Mining’s Qualified Person “for all geological aspects of Twin Mining’s Jackson Inlet diamond exploration program as defined by National Instrument 43-101”.

Twin Mining, in addition to the Atlanta Gold Project in Idaho, U.S.A. is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec.

For further information contact:

                    Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

    Fax: (416) 777-0014

Chairman, President & CEO

   E-mail: info@twinmining.com